Exhibit 99.4

Sphere 3D Corp.

Request for Financial Statements

2021

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

TSX Trust Company

301 - 100 Adelaide Street West

Toronto ON M5H 4H1
or fax to 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

Please send me:	☐	Annual Financial Statements with MD&A
	☐	Interim Financial Statements with MD&A

PLEASE PRINT

FIRST NAME	LAST NAME

ADDRESS

CITY	PROVINCE/ STATE	POSTAL / ZIP CODE

COUNTRY

SIGNED:

(Signature of Shareholder)